               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

                    The Kroll-O'Gara Company
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 par value
_________________________________________________________________
                 (Title of Class of Securities)


                           67083U 10 2
_________________________________________________________________
                         (CUSIP Number)


                           May 5, 1998
_________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [x] Rule 13d-1(d)


*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  67083U 10 2                                        13G
_________________________________________________________________

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas M. O'Gara
_________________________________________________________________


2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

      Not applicable.
_________________________________________________________________

3)    SEC USE ONLY

_________________________________________________________________

4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
_________________________________________________________________

 _______________________________________________________________
|                |                                              |
|     NUMBER     |  (5)  SOLE VOTING POWER 2,425,935            |
|       OF       |______________________________________________|
|     SHARES     |                                              |
|  BENEFICIALLY  |  (6)  SHARED VOTING POWER 0                  |
|     OWNED      |______________________________________________|
|      BY        |                                              |
|     EACH       |  (7)  SOLE DISPOSITIVE POWER 2,425,935       |
|   REPORTING    |______________________________________________|
|    PERSON      |                                              |
|     WITH       |  (8)  SHARED DISPOSITIVE POWER 0             |
|_______________________________________________________________|


9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,425,935
_________________________________________________________________

10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*[ ]

      Not applicable.
_________________________________________________________________

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      14.4%
_________________________________________________________________

12)   TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

                            Page 2 of 5 Pages
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Item 1(a)  Name of Issuer:  The Kroll-O'Gara Company

     1(b)  Address of Issuer's Principal Executive Offices:

           9113 LeSaint Drive           900 Third Avenue
           Fairfield, Ohio  45014       New York , NY  10022


Item 2(a)  Name of Person Filing:  Thomas M. O'Gara

     2(b)  Address of Principal Business Office:

           9113 LeSaint Drive
           Fairfield, Ohio  45014

     2(c)  Citizenship:  United States of America

     2(d)  Title of Class of Securities:  Common Stock,
           $.01 par value

     2(e)  CUSIP Number:  67083U 10 2


Item 3.    If this statement is filed pursuant to Rules
           13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [ ] Broker or Dealer registered under Section 15 of the Act

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act

      (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or
              Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company, in accordance with Section
              240.13d-1(b)(ii)(G) (Note:  See Item 7)















                            Page 3 of 5 Pages
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      (h) [ ] Group, in accordance with Section 240.13d-1(b)
              (1)(ii)(H)

              Not applicable. The filing person may be deemed to have had beneficial ownership of the reported shares, identified in Item 4 below, prior to the Issuer's public offering.


Item 4.    Ownership (as of May 5, 1998)

           (a)  Amount Beneficially Owned:  2,425,935 shares

           (b)  Percent of Class:  14.4%

           (c)   Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       2,425,935 shares

                 (ii)  shared power to vote or to direct the
                       vote:  0 shares

                 (iii) sole power to dispose or to direct the
                       disposition of: 2,425,935 shares

                 (iv) shared power to dispose or to direct the disposition of: 0 shares

Item 5     Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person

           Not applicable.


Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company

           Not applicable.


Item 8.    Identification and Classification of Members of the
           Group

           Not applicable.













                            Page 4 of 5 Pages
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Item 9.    Notice of Dissolution of a Group

           Not applicable.


Item 10.   Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




Date:  May 29, 1998             /s/ Thomas M. O'Gara
                                ______________________________
                                Thomas M. O'Gara











































                            Page 5 of 5 Pages